Mail Stop 4561

						May 18, 2006

Javed Mawji
Chief Executive Officer
First Source Data, Inc.
155 Dalhousie St., Suite 1111
Toronto, Ontario
CANADA M5B 2P7

	Re: 	First Source Data, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed on April 20, 2006
		File No. 333-131621

Dear Mr. Mawji:

      We have reviewed your amended filing and have the following comments. Please note that all of the references to prior comments relate to our comment letter dated March 2, 2006.

General

1. Please note that pursuant to Rule 310 of Regulation S-T, your next amendment and any other amended filings must be marked to identify paragraphs where changes were made.

Cover Page

2. Please relocate the second paragraph that begins "We do not intend to engage in private placement transactions..." so that it does not appear on the cover page.

Risk Factors, page 5

We have limited cash and if we are unable to raise additional capital
.. . . page  6
3. Please refer to prior comment 12. Please revise the subheading to state the number of months your limited cash will fund your plan of operations. In addition, in the risk factor discussion, disclose how much money you will need to raise to fully fund 12 months of operations.

If we cannot obtain additional financing, we may have to . . .
page 6
4. Please refer to prior comment 13. We note your revisions to the first risk factor relating to the going concern opinion and that you removed from the subheading the reference to the auditors` going concern opinion. Revise the subheading to refer specifically to the auditors` going concern opinion and expand the discussion to state specifically the risk (i.e., that although the financial statements raise substantial doubt about your ability to continue as a going concern, they do not reflect any adjustments that might result if you are unable to continue your business).


Determination of Offering Price, page 11

5. Please refer to prior comment 21. Please revise this section so that it begins by addressing how you determined the price range indicated on the cover page of between $0.10 and $0.40 per share. Remove the reference to the price used for calculating the registration fee since you have set an offering price range.

6. Further, your statement that it is not currently possible to determine the price at which the shares covered by the registration statement may be sold is inconsistent with your cover page disclosure indicating that shares will be sold initially within the price range set by you and at prevailing market prices once the shares are quoted on the OTC Bulletin Board.

Business, page 19

7. Please revise the disclosure so that it is clear from the initial reference to the AdMeUp Network that this component of the self-service online marketing suite is in the development stage and is not yet available to customers. As currently drafted, it is not clear that this multi-tiered system is a work in progress until the end of the discussion.

Competition, page 22

8. In the first paragraph on page 22, you state that the industry in which you compete is the "online marketing and advertising industry" and that you can be differentiated from your competitors by your focus on "the online segment of the industry." To the extent that the industry is limited to "online" marketing and advertising, it is unclear how this could be a distinguishing feature. Please advise or revise.

9. You have identified as your competitors such companies as Accenture, PricewaterhouseCoopers, MSN and Google, whose product and service offerings and revenues far exceed your own. You further state that you have "hundreds or thousands of competitors."
Please
expand the disclosure to clarify on what basis you believe you compete with such companies for market share and your competitive position vis-a-vis the companies you have identified. Alternatively, revise the disclosure to describe more precisely the narrow market niche in which you operate and the subset of companies with which you compete, or expect to compete, on a direct basis.

10. Please disclose the source(s) of the statistics you cite regarding the growth and spending in the online advertising industry.
In addition, provide us with a marked copy of the reports and tell us whether the information is publicly available at nominal or no cost.

Plan of Operation, page 25

11. Please refer to prior comment no. 35. It appears from the revised disclosure that both the "proprietary marketing model" and "proprietary online affiliate system" refer to the AddMeUp Network.
Employing three different terms, whose meaning is not evident from the references, may be confusing to the reader. Please revise to select one of these terms to facilitate investor understanding.

Summary Compensation Table, page 29

12. Please refer to prior comment no. 43. Please clarify what you mean by your statement that you issued 120,000 shares of common stock to Mr. Mawji, "partly in return for his services and partly for cash." Was Mr. Mawji paid 120,000 shares in addition to the $9,770 cash payment?

13. We note that the information in the summary compensation table is as of April 30, 2005. Please update the table to include information as of April 30, 2006, your most recent year end. Please see
Corporation Finance Telephone Interpretation J.8B.


Exhibits

14. Please file the share subscription agreements entered into with the selling shareholders as exhibits to the registration statement.
See Item 601(b)(10)(i)(A) of Regulation S-B.

15. Also file as exhibits to the registration statement the consulting agreements between Messrs. Lavallee, Diatchine and Gazova.


Financial Statements

General

16. Revise to include updated financial statements.  See Item
310(g)
of Regulation   S-B.

Interim Financial Statements

Notes to Financial Statements

Note 14. Other Receivables, page F-34

17. Based on the descriptions provided in your footnote, it appears that certain of the items reported under this balance sheet caption appear to be more in the nature of prepayments or deposits than receivables. In view of this, describe for us the specific nature of each item reported under this caption. Explain your basis for characterizing each item as a receivable.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Brad Skinner, Accounting Branch Chief, at
202-
551-3489 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to
Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director
cc:  	Via facsimile:  604-687-6314
		Amy M. Trombly, Esq.
	Trombly Business Law
Javed Mawji
First Source Data, Inc.
May 18, 2006
Page 4